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                              RYDEX VARIABLE TRUST
                               CORE EQUITY FUND

        SUPPLEMENT DATED JUNE 1, 2003 TO THE RYDEX VARIABLE TRUST'S
                         PROSPECTUS DATED MAY 1, 2003


THIS SUPPLEMENT PROVIDES NEW AND ADDITIONAL INFORMATION CONCERNING THE CORE EQUITY FUND BEYOND THAT CONTAINED IN THE PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH SUCH PROSPECTUS.

1.    PORTFOLIO INVESTMENT STRATEGY

      The Core Equity Fund's (the "Fund") investment advisor, Rydex Global Advisors (the "Advisor"), currently allocates Fund investments among five discrete segments of the U.S. stock market: the large-cap value, large-cap growth, mid-cap value, mid-cap growth and small-cap value segments. Effective July 1, 2003, the Advisor will add a sixth discrete segment (the small-cap growth segment) to this allocation mix. Accordingly, the "Portfolio Investment Strategy" section on page 73 of the prospectus is hereby deleted in its entirety and replaced with the following:

      PORTFOLIO INVESTMENT STRATEGY

      The Fund invests in a broad mix of equity securities of companies representative of the total U.S. stock market. The Fund pursues its investment objective by investing through a combination of quantitative value-oriented and growth-oriented strategies across the small, medium and large market capitalization ranges.

      The Advisor creates discrete style- and capitalization-based stock portfolios within the Fund that are designed to provide targeted exposure to the large-cap value, large-cap growth, mid-cap value, mid-cap growth, small-cap value and small-cap growth segments of the total U.S. stock market. When utilized together, these six style segments are designed to provide broad exposure to the U.S. equity market. The Advisor uses a quantitative model to allocate the Fund's investments among these style segments, generally in equal amounts, and uses disciplined rebalancing to maintain a targeted exposure to each. The Fund primarily invests in equity securities, but may also invest in derivatives designed to provide exposure to equity securities and indexes, such as futures contracts, options and swap transactions.

In addition, the first two lines under the Sub-heading "Core Equity Fund" in the "Advisor's Investment Methodology" section on page 78 of the prospectus are deleted in their entirety and replaced with the following:

      CORE EQUITY FUND -- The Advisor manages the Fund by maintaining exposure to each of six "style specific" and "capitalization specific" segments of the U.S. equity market. these segments are designed to cover the large-cap value, large-cap growth, mid-cap value, mid-cap growth, small-cap value and small-cap growth segments of the market. [...]


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2.    MANAGEMENT FEES

      Under an investment advisory agreement between Rydex Variable Trust and the Advisor, the Fund currently pays the Advisor a fee of 0.90% at an annualized rate for the current fiscal year, based on the average daily net assets for the Fund. Effective July 1, 2003, the Advisor's basic management fee will be reduced to 0.70% of the Fund's average daily net assets, subject to a performance adjustment that would permit the management fee to increase to a maximum of 0.90% or decrease to a minimum of 0.50%, depending on the investment performance of the Fund. Accordingly, the "Advisory Fee" table contained in the "Management of the Fund" section on page 82 of the prospectus is hereby revised with respect to the Core Equity Fund as follows:

       Fund                                        Advisory Fee
       --------------------------------------------------------
       ...                                           ...
       ...                                           ...
       Core Equity* /1/                              .70%
       ...                                           ...


      * THE JUNO FUND, TEMPEST 500 FUND, VENTURE 100 FUND, AND CORE EQUITY FUND HAD NOT COMMENCED OPERATIONS AS OF DECEMBER 31, 2002. FIGURE REPRESENTS CONTRACTUAL FEE AMOUNT FOR CURRENT FISCAL YEAR.

      /1/ The management fee paid to the Advisor for providing services to the Core Equity Fund consists of a basic annual fee rate of 0.70% and a performance adjustment, resulting in a minimum fee of 0.50% and a maximum fee of 0.90%, depending on the investment performance of the Fund relative to the Russell 3000(R) Index (the "Index"). The performance comparison is made for a rolling 12-month period, with performance adjustments made at the end of each semi-annual period beginning June 30, 2004. The Advisor's fee will increase or decrease over each 6-month period depending upon whether the Fund's performance exceeds or trails the performance of the Index during the previous 12-month period. For every 0.0375% of difference between the performance of the Fund and the performance of the Index, the Advisor's fee will be adjusted upwards or downwards by 0.01%. The maximum annualized rate adjustment is +/- 0.20%.

Additional information concerning the Fund's new management fee is included in the Fund's Statement of Additional Information ("SAI"). You may obtain a copy of the Fund's SAI by calling 800.820.0888 or 301.296.5100, or by writing to Rydex Variable Trust, at 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.


                      PLEASE RETAIN THIS SUPPLEMENT
                         FOR FUTURE  REFERENCE